SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

August 28, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	William Demarest
Wilson Lee
Robert Arzonetti
Susan Block

Re:	Learn SPAC HoldCo, Inc.
Amendment No. 5 to Registration Statement on Form S-4
Filed August 9, 2024
File No. 333-276714

Ladies and Gentlemen:

On behalf of Learn SPAC HoldCo, Inc. (the “Company”), we transmit herewith Amendment No. 6 (“Amendment No. 6”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 27, 2024 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 6, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 6.

General

1.
We note your response to prior comments 9 and 11, including your representations that the value of Innventure’s interest in ACC was “estimated based on extrapolating the approximate fair value of [ACC] utilized as part of its most recent equity offering…”  Please confirm that such valuations used for purposes of your analysis of Innventure’s status under section 3 of the Investment Company Act of 1940 are consistent with section 2(a)(41) thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the valuations used for purposes of the analysis of Innventure’s status under section 3 of the Investment Company Act are consistent with Section 2(a)(41) thereunder.

2.
To the extent Innventure is relying on Rule 3a-2, please (i) supplement the analysis presented in your August 8, 2024 letter to provide a detailed legal analysis addressing whether the date on which Innventure entered into the business combination agreement is the date on which the time period contemplated in Rule 3a-2(b) began and (ii) supplement your disclosure to address in detail Innventure’s reliance on the rule.  In addition, to the extent Innventure proposes to rely on Rule 3a-2, we will continue to consider responses addressing your reliance on that rule and may have further comments.

Response: The Company respectfully acknowledges the Staff’s comment and asserts that Innventure is not relying on Rule 3a-2 currently, and does not intend to rely on Rule 3a-2 upon the effectiveness of the Registration Statement or upon the Closing of the Business Combination. Therefore, no additional information is provided in connection with this Comment.

Risk Factors
Risks Related to Innventure’s Business, page 52

3.
Please revise your risk factor disclosure to specifically describe: (i) Innventure’s position with respect to the non-security status of its interests in AFX, including relevant considerations in such analysis; and (ii) the risk that Innventure could be deemed to be an investment company under the test set out in section 3 should the AFX interests be deemed to be securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 52-54 of Amendment No. 6.

If you have any questions regarding the foregoing or Amendments No. 1, 2, 3, 4 or 5, please contact the undersigned at (212) 839-5430 or John Stribling of Sidley Austin LLP at (713) 495-4673.

Sincerely,

/s/ David Ni
David Ni
Sidley Austin LLP

cc:	Robert Hutter, Learn SPAC HoldCo, Inc.
Josh DuClos, Sidley Austin LLP
John Stribling, Sidley Austin LLP
Joel May, Jones Day
Thomas Short, Jones Day